July 8, 2025

VIA EDGAR & E-MAIL

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street. N.E.

Washington, D.C.

20549

Re:	USL Separate Account RS (the “Company”)
The United States Life Insurance Company in the City of New York (‘‘Depositor”)
Corebridge Capital Services, Inc. (“Principal Underwriter’’)
Initial Registration Statements on Form N-4
File Nos. 333-283464, 333-283465, 333-283466,
333-283467, 333-283468, 333-283470; 811-24014

Dear Mr. Cowan,

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 7, 2025 regarding initial registration statements filed on Form N-4 on behalf of the Company (each, a “Registration Statement”) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, which were filed with the Commission on November 26, 2024.

The Staff’s comments are set forth below in italicized text. The Company’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statements.

1.

Comment: Please confirm that the Company is not using an initial or an updating summary prospectus, and that if the Company wants to begin to use a summary prospectus, the Company understands that it would need to file a pre- or post-effective amendment pursuant to Rule 485(a) under the 1933 Act.

Response: The Company confirms that it will be using initial summary prospectuses and will file the form of the initial summary prospectus in accordance with the requirements under the 1933 act.

2.

Comment: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company’s guarantees under the Contract or whether the Company will be solely responsible for payment of Contract benefits.

Response: The Company confirms that there will be no types of guarantees or support agreements with third parties and the company will be solely responsible for payment of Contract benefits.

Cover Pages

3.

Comment: Disclosure in the first paragraph on the cover page states that Contract-owners can invest in the Variable Investment Options described in this prospectus. Please also add a cross- reference to Appendix A – Funds Available under the Contract. See Item 1(a)(5)

Response: The Company has added a cross-reference to “Appendix A- Funds Available under the Contract” to the cover page in the response to the Staff’s comments.

4.

Comment: Disclosure in the fifth paragraph notes that the prospectus describes eight different classes of the Contract, which are called “series” therein. Consider also cross-referencing “General Information – About the Series” here to guide investors to the tabular presentation of additional information about the Contract’s series.

Response: The Company has added language to cross-reference General Information—About the Series in response to the Staff’s comments.

5.

Comment: The seventh paragraph states that the Company may cease its acceptance of purchase payments with advance notice. Please make this disclosure prominent (i.e., in bold text), along with a statement that this means an investor would no longer be able to increase their Contract value, death benefit, or any living benefits through Purchase Payments.

Response: The Company has bolded and added the requested text in the seventh paragraph in response to the Staff’s comments.

6.	Comment: Please directly clarify in the eighth paragraph that the Contract is a complex investment subject to the risk of potential loss of principal. See Item 1(a)(6).

Response: The Company has revised the eighth paragraph as requested in response to the Staff’s comments.

7.	Comment: Please add a statement on the cover page that the Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. See Item 1(a)(7).

Response: The Company has added the applicable statement to the front cover page in response to the Staff’s comments.

8.

Comment: On the back cover page, please add that investors may also contact the Company in order to obtain other information about the Contract (i.e., in addition to requesting an SAI or making investor inquiries). See Item 1(b)(1).

Response: The Company has added the applicable statement to the back cover page in response to the Staff’s comments.

9.	Comment: Please update the EDGAR contract identifier on the back cover page. See Item 1(b)(4)

Response: The Company has updated the applicable EDGAR contract identifiers to the back cover page in response to the Staff’s comments.

Important Information You Should Consider About the Contract (p.6)

10.	Comment: In the Charges for Early Withdrawals row, please clarify in the second column’s example of a $5,000 surrender charge that the loss may be greater if subject to taxes or tax penalties.

Response: The Company has clarified the second-row column in the “Charges for Early Withdrawal” section in response to the Staff’s comments.

11.	Comment: In the Transaction Charges row, please delete the third bullet’s discussion of Advisory Program Fees, since these are not flat-fee transaction charges.

Response: The Company has deleted the third bullet point in the “Transaction Charges” row in response to Staff’s comments.

12.	Comment: In the Lowest and Highest Annual Cost Table, please also make clear in the chart’s bullets that loans are not reflected in the estimates.

Response: The Company has added disclosure clarifying that loans are not reflected in the estimates of the Table in response to the Staff’s comment.

13.

Comment: In the Not a Short-Term Investment row, disclosure in the second bullet notes that surrender charges could significantly reduce the amount received upon taking a withdrawal. Please also clarify here that amounts withdrawn from the Contract may result in taxes and tax penalties.

Response: The Company has added clarifying language in the “Not a Short-Term Investment” row in the second bullet in response to the Staff’s comments.

14.	Comment: In the Restrictions – Investments row, please also add that the Company reserves the right to stop accepting additional Purchase Payments.

Response: The Company has added new language in the “Restrictions – Investments” row in response to the Staff’s comments.

15.

Comment: In the Restrictions – Optional Benefits row, please summarize the restrictions or limitations related to any benefits offered (not just the Advisory Program) and whether they may be modified or terminated by the Company.

Response: The Company respectfully notes that, in response to the Staff’s comments, there are no additional restrictions or limitations related to any benefits offered. As a result, no additional disclosure is needed.

16.	Comment: In the second bullet of the Tax Implications row, please clarify that there is no additional tax benefit under the Contract for those who purchase through a tax-qualified plan or an IRA.

Response: The Company has added disclosure in the “Tax Implications” row clarifying that there is no additional tax benefit in response to Staff’s comments.

17.

Comment: In the second sentence of the Conflicts of Interest – Exchanges row, please clarify that investors should exchange a contract they already own only if they determine, after comparing the features, fees, and risks of both contracts, as well as any fees or penalties to terminate the existing contract, that it is better for them to purchase the new contract.

Response: The Company has revised the disclosure to clarify the second sentence of the Conflicts of Interest-Exchange row in response to the Staff’s comments.

Fee Tables (p.12)

18.

Comment: In the Optional Benefit Expenses portion of the Annual Contract Expenses table, please clarify (i.e., in a parenthetical) what base or denominator the percentages in the table use. Please also consider clarifying briefly for investors (e.g., in footnotes) what “Non-ERISA Contracts” and “ERISA Contracts” refer to.

Response: The Company has revised the disclosure to clarify the Annual Contract Expenses table in response to the Staff’s comments.

19.	Comment: In the Annual Fund Expenses table:

a.	Please correct the references to footnotes (7) and (8).

Response: The Company has corrected the references in response to Staff’s comments.

b.	Please confirm that the maximum of 1.27% is correct. We note that the highest total annual fund operating expenses appearing in Appendix A are 1.15%; and

Response: The Company confirms that that the published highest expense is accurate.

c.	Please confirm the accuracy of the fund identified in footnote (4) as having the lowest total annual fund operating expenses.

Response: The Company confirms that the published lowest expense is accurate.

20.	Comment: In the narrative legend preceding the Examples:

a.

In the first sentence of the first paragraph, please refer to the cost of investing in the Fund options, rather than the cost of investing in the Contract. Similarly, please change “Contract” in the first sentence of the second paragraph.

Response: The Company has revised the first and second paragraph in the narrative legend in response to the Staff’s comments.

b.

Please add, as a second paragraph to the legend, language similar to the following: “These examples assume all Contract value is allocated to the Variable Investment Options. Your costs could differ from those shown below if you invest in the Fixed Options.”

Response: The Company has added the applicable language as a second paragraph in response to the Staff’s comments.

c.	Please clarify that the examples assume the most expensive combination of annual Contract expenses and annual Fund expenses, as well as optional benefits.

Response: The Company has revised the examples to reflect the most expensive combination of annual Contracts expenses and annual Fund expenses in response to the Staff’s comments.

Principal Risks of Investing in the Contract (p.16)

21.

Comment: Disclosure in the second sentence of Withdrawal Risk states: “A withdrawal may reduce the value of your standard and optional benefits such as the death benefit or other guaranteed benefits.” Add, if applicable, that these reductions might be more than the amount withdrawn. If applicable, please also note the risk of loss of interest on loans.

Response: The Company has revised the disclosure to add the applicable statement in response to Staff’s comments.

22.	Comment: Please consider whether any additional risk disclosure regarding contract benefits, other than Deduction of Advisory Program Fee Risk, might also be appropriate.

Response: The Company has reviewed the respective disclosures in this section and believes that the principal risks associated with the Contract benefits are appropriately disclosed in the Withdrawal Risk and Selection Risk sections of Item 5. Principal Risks of Investing in the Contract.

23.	Comment: For investor comprehension, consider adding the defined term “Public Funds” to the Public Fund Availability Risk, and using the defined term throughout the risk disclosure.

Response: The Company has revised the disclosure to add the respective defined term in response to the Staff’s comments.

Variable Investment Options and Fixed Account Options (p.20)

24.

Comment: In the Variable Investment Options subsection, please add a statement to the effect that Contract value allocated to a Variable Investment Option will vary based on the investment experience of the corresponding Fund in which the Variable Option invests, and that there is a risk of loss of the entire amount invested.

Response: The Company has revised the disclosure to add the appliable statement in response to the Staff’s comments.

25.	Comment: In the Fixed Account Options subsection:

a.	Please add disclosure to the Fixed Account Options table regarding the Fixed Account Plus Transfer Charge for Series 11 Contracts, with appropriate cross- references.

Response: The Company has added the respective disclosure and an appropriate cross-reference in response Staff’s comments.

b.

If Advisory Fees are deducted from Contract Value, then when describing the calculation of Fixed Account value on page 24, the deduction of Advisory Fees should be included as a transaction that will reduce Fixed Account value.

Response: The Company has revised the disclosure to include the deduction for Advisory Fees in response to Staff’s comments.

c.

The last sentence of the fourth paragraph in the Calculation of Value for Variable Investment Options subsection states that the value of an investor’s account will fluctuate every Business Day and may be worth more or less at retirement or withdrawal. Please also disclose, if true, that an entire loss of principal is possible.

Response: The Company has revised the disclosure to add the applicable language in response to Staff’s comment.

Advisory Program (p.29)

26.

Comment: Disclosure in this section states: Partial withdrawals, including those taken to pay the Advisory Program Fee, can reduce certain benefits guaranteed under the Contract, including Contract death benefits and other annuity benefits.

a.

Please clarify (here, in the subsections cross-referenced in this section, and wherever Advisory Fees are discussed throughout) whether withdrawals due to deduction of Advisory Fees will reduce values on a dollar-for-dollar basis or proportionately.

Response: The Company has revised the disclosure to clarify, in the sections noted above and also wherever Advisory Fees are discussed, that withdrawals due to the deduction of Advisory Fees will reduce values by the dollar amount of the fee charged for the Advisory Program.

b.

If such withdrawals will be treated as a proportionate reduction, please also include prominent disclosure stating that deductions of Advisory Fees from Contract value could reduce the value significantly, and by substantially more than the actual amount of the deductions.

Response: Please see the Company’s response to Comment 26(a) above.

Fees and Charges (p.29)

27.

Comment: In the Advisory Program Fees subsection, please include a brief description of the deduction of Advisory Fees authorization agreement between the Company and the Contract-owner, including how the Contract-owner may terminate the agreement.

Response: The Company has revised the disclosure to add language about how the deduction of Advisory Fees are authorized by the Contract-owner and how the Contract-owner may terminate the agreement in response to the Staff’s comment.

Payout Period (p.33)

28.

Comment: If applicable, please state in this section that an investor will not be able to withdraw any Contract value after the Payout Period begins. Please similarly clarify, if applicable, the effect on withdrawal availability of electing partial annuitization.

Response: The Company has revised the disclosure to add clarifying language related to withdrawals after the Payout Period begins and the effect of withdrawals availability for partial annuitization in response to the Staff’s comments.

29.	Comment: In the Payout Options subsection, please describe the default Payout Option if one is not chosen.

Response: The Company has revised the disclosure to add language noting the default Payout Option in response to the Staff’s comments.

Benefits Available Under the Contract (p.38)

30.

Comment: Please remove the Advisory Program from the benefits table, or supplementally explain how the independent relationships between Contract-owners and their investment advisers are a benefit offered by the Company under the Contract.

Response: The Company respectfully declines to revise the applicable disclosure. The Company notes that the Advisory Program is described as a benefit under the Contract because it is elected by the contract-owner and is not mandatory for investment in the Contract. Additionally, the Advisory Program described in this prospectus is particular to these annuity contracts and is not a stand-alone program available outside of the Contract-owners investment in this variable annuity.

31.	Comment: The impact of Advisory Fee deductions should be disclosed as a restriction/limitation in the benefits table for any benefits it may affect. See Item 10(a).

Response: The Company has revised the disclosure in response to the Staff’s comment.

32.

Comment: Please add disclosure to this section encouraging Contract-owners to discuss with their financial intermediary the impact of Advisory Fee deductions before making any benefits elections. Please also include an example demonstrating the impact of Advisory Fee deductions on benefits for each benefit impacted.

Response: The Company has revised the disclosure to include the requested language in response to the Staff’s comment.

33.

Comment: We note that disclosure elsewhere in the prospectus states that loan availability may vary by state. If certain benefits may not be available in certain states, please include a footnote to each benefit in the Benefits Available Under the Contract table stating that the availability of that benefit may vary by state and include a cross-reference to where in the statutory prospectus this variation is disclosed. Please also disclose any such material state variations in Appendix B.

Response: The Company has revised the disclosure to add a footnote to cross-reference Appendix B-State Contract Variability under the Benefits Available Under the Contract Table and updated the material state variations in Appendix B in response to the Staff’s comment.

Other Contract Features (p.40)

34.

Comment: In the We Reserve Certain Rights subsection, disclosure states that the Company may stop accepting allocations and/or investments in a particular Variable Investment Option if, “for example, further investment would be inappropriate.” Please supplementally explain what this means and clarify the disclosure accordingly.

Response: The Company has revised the disclosure to add the applicable clarifying language in the prospectus in response to the Staff’s comments.

Federal Tax Matters (p.42)

35.	Comment: Please supplementally provide a copy of the PLR referenced on page 44.

Response: The Company will supplementally provide a copy of the PLR in response to Staff’s comments.

Appendix A – Funds Available Under the Contract

36.

Comment: Please proceed the table’s introductory legend with a prominent statement that the availability of certain investment options may vary by employer and participants should refer to their plan documents for a list of available investment options. We note that disclosure in the third sentence of the legend covers portions of this; consider repurposing this disclosure to that effect.

Response: The Company has revised the disclosure to update the table’s introductory language in response to the Staff’s comments.

37.

Comment: Please make the “Current Expenses + Platform Charge” column more prominent. See Instruction 6 to Item 17(a) (“The column contemplated by this Instruction must be presented in a manner reasonably calculated to draw investor attention to that column.”)

Response: The Company has revised the disclosure to update the column to appear more prominently in response to the Staff’s comments.

38.	Comment: Please move the final two paragraphs of Appendix A (disclaimer disclosure regarding Nasdaq Inc.) to a location in the prospectus other than the appendix.

Response: The Company has revised the disclosure to move the applicable language into a separate Appendix in response to the Staff’s comments.

Please do not hesitate to contact me at (346) 266-8511 if you have comments or if you require additional information regarding the Funds.

Respectfully submitted,

/s/ Johnpaul S. Van Maele
Associate General Counsel
Corebridge Financial